[Letterhead of Enersis Américas S.A.]

September 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enersis Américas S.A.

Registration Statement on Form F-4

File Number: 333-211405

Ladies and Gentlemen:

Enersis Américas S.A., a corporation organized under the laws of the Republic of Chile (“Company”), has filed the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act, the Company hereby respectfully requests acceleration of the effectiveness of the Registration Statement so that the Registration Statement shall become effective at or about 5:00 p.m., Eastern Daylight Time on September 8, 2016 or as soon thereafter as practicable, but in any event before the close of business on September 8, 2016.

In addition the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not asset staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENERSIS AMÉRICAS S.A.

By:  /s/ Javier Galán A.

Name: Javier Galán A.

Title: Chief Financial Officer

cc:	Lisa M. Kohl, Esq.

Michael Kennedy, Esq.